UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 08 )*

The Boston Beer Company, Inc. (Name of Issuer)
Class A Common Stock (Title of Class of Securities)
100557107 (CUSIP Number)
December 31, 2003 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[		] Rule 13d-1(b)
[		] Rule 13d-1(c)
[	X	] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 100557107

1.	Names of Reporting Persons. C. James Koch I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 4,893,660

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 4,886,379

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,893,660

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 34.9%

12.	Type of Reporting Person IN

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Item 1.
(a)	Name of Issuer The Boston Beer Company, Inc.
(b)	Address of Issuer's Principal Executive Offices 75 Arlington Street Boston, MA 02116

Item 2.
(a)	Name of Person Filing C. James Koch
(b)	Address of Principal Business Office or, if none, Residence 75 Arlington Street Boston, MA 02116
(c)	Citizenship U.S.A.
(d)	Title of Class of Securities Class A Common Stock
(e)	CUSIP Number 100557107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)

Amount beneficially owned:

         As of December 31, 2003, Mr. Koch owned directly 683,302 shares of Issuer's Class A Common Stock and had the right to acquire directly (i) 4,107,355 shares of the Issuer's Class A Common Stock upon the conversation of an equal number of shares of the Issuer's Class B Common Stock held by Mr. Koch, (ii) 59,897 shares of the Issuer's Class A Common Stock upon the exercise of stock options which were vested as of December 31, 2003 or which would vest within 60 days thereof, and (iii) 3,369 shares of the Issuer's Class A Common Stock upon the vesting of certain restricted stock grants within 60 days of December 31, 2003, and had the right to vote an additional 7,281 unvested shares received in restricted stock grants. Further, Mr. Koch has sole voting and investment power over 32,456 shares of the Issuer's Class A Common Stock held by him as custodian for the benefit of his children, as to which shares Mr. Koch disclaims any beneficial ownership. In addition, 1,472 shares of the Issuer's Class A Common Stock are owned by Mr. Koch's spouse and 332,835 shares of the Issuer's Class A Common Stock are held by a trust in which Mr. Koch's children have a pecuniary interest, as to which shares Mr. Koch disclaims any beneficial ownership.

(b)

Percent of class:

         Mr. Koch beneficially owns 34.7% of the Issuer's Class A Common Stock. In addition, Mr. Koch could be deemed to be a beneficial owner, for purposes of this Schedule 13G, of an additional 32,456 shares of Class A Common Stock of the Issuer as described in Item 4(a) above. Beneficial ownership of such shares would constitute beneficial ownership of an additional 0.2% of the Issuer's Class A Common Stock.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 4,893,660
	(ii)	Shared power to vote or to direct the vote 0
	(iii)	Sole power to dispose or to direct the disposition of 4,886,379
	(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Instruction: Dissolution of a group requires a response to this item. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group

Item 10.	Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2004
C. JAMES KOCH
By:	/s/ C. James Koch C. James Koch

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